PAGE  1




            U.S. SECURITIES & EXCHANGE COMMISSION

                  Washington, D. C.  20549

                 SCHEDULE 13D - Amendment #6
          Under the Securities Exchange Act of 1934

                 Massachusetts Fincorp, Inc.
                      (Name of Issuer)

                        Common Stock
                 (Title of Class Securities)

                         57564R-10-8
                       (CUSIP Number)

                       Mark W. Jaindl
            1964 Diehl Court, Allentown, PA 18104
                       (610) 366-1800

             (Name, Address and Telephone Number
               of Person Authorized to Receive
                 Notices and Communications)

                      December 27, 1999
            (Date of Event which Requires Filing
                     of this Statement)

If the filing person has previously filed a statement on
Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
Rule 13d -1(b) (3) or (4), check the following box (     ).

Check the following box if a fee is being paid with this
statement (   ).  (A fee is not required only if the
reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

The information required on the remainder of this cover page shall not be deemed to "file" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.













Cusip No.  57564R-10-8
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Frederick John Jaindl - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)    X
____________________________________________________________
_________________

     3)   SEC Use Only______
____________________________________________________________
_________________

     4)   Source of Funds  (See Instructions) PF
00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No XX
 N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US
 U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:   13,948
1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:
    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  13,948
With________________________________________________________
________________

     10)  Shared Dispositive Power:

____________________________________________________________
_________________

____________________________________________________________
______________
     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 13,948 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes          No XX
 N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
2.55%

____________________________________________________________
_________________

     14)  Type of Reporting Person (See Instructions): IN
N___________________________________________________________
__________________

Cusip No. 57564R-10-8
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Mark Wilson Jaindl - SSN ###-##-####
____________________________________________________________
_________________

     2)   Check the Appropriate Box if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only___________
____________________________________________________________
_________________

     4)   Source of Funds:  PF  :    00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US   U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:  30,000  1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  30,000
With________________________________________________________
________________

     10)  Shared Dispositive Power:
_________________________________________
____________________________________________________________
_________________

     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 30,000 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares    Yes     No  XX    N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
5.50%
               6.20%
____________________________________________________________
_________________

     14)  Type of Reporting Person (See Instructions): INN
____________________________________________________________
_________________







Cusip No. 57564R-10-8
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Zachary John Jaindl Trust - EIN 23-6956997
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only____________
____________________________________________________________
_________________

     4)   Source of Funds: :   00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US   U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:  7,000  1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  7,000
With________________________________________________________
________________

     10)  Shared Dispositive Power: N/A
____________________________________________________________
_________________
___________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 7,000 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes     No  XX     N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
1.28%
               6.20%
____________________________________________________________
_________________

     14)  Type of Reporting Person:  Trust  IN
____________________________________________________________
_________________








Cusip No. 57564R-10-8
     1)   Names of Persons S.S. or I.R.S.  Identification
Nos. of Above Persons:
          Julianne Katherine Jaindl Trust - EIN - 23-7754111
____________________________________________________________
_________________

     2)   Check the Appropriate Box  if a Member of a Group
          (See Instruction): __________
          (a)_______
          (b)     X
____________________________________________________________
_________________

     3)   SEC Use Only____________
____________________________________________________________
_________________

     4)   Source of Funds: :    00
____________________________________________________________
_________________

     5)   Check if Disclosure of Legal Proceedings is
Required
          Pursuant to items 2 (d) or (e): Yes     No  XX N/A
____________________________________________________________
_________________

     6)   Citizenship or Place of Organization:  US   U.S.
____________________________________________________________
_________________
Number of      7)  Sole Voting Power:  3,600  1,640,150
Shares Bene-
____________________________________________________________
____
ficially
Owned by  8)  Shared Voting Power:    N/ A
Each Report-
____________________________________________________________
____
ing Person     9)  Sole Dispositive Power:  3,600
With________________________________________________________
________________

     10)  Shared Dispositive Power: N/A
____________________________________________________________
_________________
___________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each
Reporting
          Person: 3,600 shares
____________________________________________________________
________________

     12)  Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares:  Yes     No  XX     N/A
____________________________________________________________
_________________

     13)  Percent of Class Represented by Amount in Row (11)
 .66%
               6.20%
____________________________________________________________
_________________

     14)  Type of Reporting Person:  Trust  IN
____________________________________________________________
_________________








Item 1.        .

     This Schedule 13D filing relates to the common stock, $.01 par value, of Massachusetts Fincorp, Inc., a Massachusetts co-operative bank holding company having its principal business offices at 70 Quincy Avenue, P.O Box
699226 Quincy, Massachusetts  02269 (the "Company").

Item 2.     Identity and Background

               (a)    This statement  is being filed by Mark
W. Jaindl, Mark W. Jaindl, the Zachary John Jaindl Trust
("ZJTrust") and the Julianne Katherine Jaindl Trust
("JJTrust") (collectively "the Trusts").

     (b) Fred Jaindl's principal business address is Jaindl Farms, 3150 Coffeetown Road, Orefield, PA 18069. Mark Jaindl's principal business address is American Bank of the Lehigh Valley, 4029 W. Tilghman Street, Allentown PA 18104. The Trusts principal business address is 3150 Coffeetown Road, Orefield, PA 18069.

     (c) Fred Jaindl's present principal occupation is as the sole proprietor of Jaindl Farms and the principal shareholder and chief executive officer of Jaindl's Inc. Both of these businesses have their principal offices at 3150 Coffeetown Road, Orefield, PA 18069. Fred Jaindl is the Chairman and Mark Jaindl is the President and Chief Executive Officer of the American Bank of the Lehigh Valley, a commercial bank whose principal business address is 4029 West Tilghman Street, Allentown PA 18104.

     (d) During the past five years neither Fred Jaindl, nor Mark Jaindl have been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

     (e) During the past five years neither Fred Jaindl, nor Mark Jaindl have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f)     Fred Jaindl and Mark Jaindl are U.S. citizens.
The Trusts are private trusts.

Item 3.

     Fred Jaindl has business interests ranging from turkey farming to real estate development. In the regular course of these businesses, he borrows funds from various lenders to finance their daily operations. Since most of these businesses are structured as sole proprietorships and corporations controlled by Mr. Jaindl, he typically reinvests back into his operations most of the net profits generated by these entities or by any personal investments he routinely makes. From time to time he recovers the equity invested in his businesses either by taking distributions from current profits or by financing assets held by one of his business entities, thereby allowing him to realize a portion of the equity accumulated in those assets without having to sell them. The personal funds he has used and may use in the future to purchase shares of common stock of the Company have been generated from the equity and profits he accumulates in his various businesses as described above.

     Fred Jaindl and Mark Jaindl have in the past borrowed funds to purchase investments or to finance their other business interests. Fred and Mark Jaindl may in the future borrow funds to purchase additional shares of the Company's common stock or to finance their other business interests, which loans may be secured by pledges of the Company's common stock.






Item 4.  Purpose of Transaction.

     On December 27, 1999, Mark W. Jaindl sent a letter to the President of the Company and to the Board of Directors recommending that the Company hire an investment banker to review alternatives to enhance shareholder value, which alternatives should include a possible sale of the Company.
A copy of the letter is annexed as Exhibit A.

Item 5.  Interest in Securities of the Issuer.

     (a)  Fred Jaindl, Mark Jaindl, the ZJTrust and the
JJTrust own 13,948, 30,000, 7,000 and 3,600 shares
respectively of common stock of the Company. In total, these 54,548 shares constitute approximately 9.99% of the 545,481 shares of Company common stock outstanding as of August 10, 1999.

     (b) Fred Jaindl, Mark Jaindl, the ZJTrust and the
JJTrust have the sole voting and dispositive power of 13,948, 30,000, 7,000 and 3,600 shares respectively of common stock they hold.

     (c)  Not applicable

     (d)  Not applicable

     (e)  Not applicable

Item 6.

     Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

     Not applicable.7n

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



December 27, 1999



________________________________________
Signature
Mark W. Jaindl













Exhibit A

                       Mark W. Jaindl
                      1964 Diehl Court
                    Allentown, PA  18104
                Business Phone: 610-366-1800
                  Home Phone: 610-530-7662


December   27,   1999                         BY   FACSIMILE
TRANSMISSION
                                   Fax # 617-456-1511
Paul C. Green, President
Massachusetts Fincorp, Inc.
70 Quincy Avenue
P.O. Box 699226
Quincy, Massachusetts  02269

Dear Mr. Green:

I am disappointed that the Board of Directors ("the Board") of Massachusetts Fincorp, Inc. ("the Company") failed to implement a stock repurchase plan ("the Plan") as of the date of this letter. During a conversation with you last June and in a letter that I wrote to you on August 20, 1999, I emphasized that the repurchase of shares would have a positive impact on book value, earnings, and market value per share, with only a slight reduction to the capital ratio.
Why would the Board be reluctant to establish a Plan? The only answer I came up with is that the Board is preparing to grant options to directors and/or management and are more concerned about keeping the market and exercise price low, than they are about enhancing shareholder value.
Since management and the Board have failed to implement a Plan, forgoing an opportunity to improve shareholder value, I question their ability to lead the Company into the next century. I therefore recommend that the Board hire an investment banker to explore alternatives to enhance shareholder value. One of the alternatives should include a possible sale of the Company.
I look forward to your response.


Sincerely,



Mark W. Jaindl





cc: Board of Directors